Signal Hill Acquisition Corp.

2810 N. Church Street, Suite 94644

Wilmington, DE 19802-4447

February 9, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Signal Hill Acquisition Corp.
Registration Statement on Form S-1 (the “Registration Statement”) Filed January 6, 2022, as amended
File No. 333-262042

Ladies and Gentlemen:

Reference is made to the Company’s letter, filed as correspondence via EDGAR on February 8, 2022, in which the Company requested acceleration of effectiveness of the Registration Statement so that such Registration Statement would become effective as of 5:00 p.m. on February 10, 2022, or as soon thereafter as possible. Under separate cover, the Company will be requesting that the Registration Statement instead become effective as of 4:00 p.m. on February 10, 2022, or as soon thereafter as possible, and therefore the Company hereby formally withdraws its request for acceleration of the effective date.

Very truly yours,

Signal Hill Acquisition Corp.

By:	/s/ Jonathan Bond
Name:	Jonathan Bond
Title:	Chief Executive Officer